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                                  EXHIBIT 23.4

                          Independent Auditors' Consent


The Board of Directors
Bull Run Corporation:

We consent to the incorporation by reference in the Registration Statements (Nos. 33-91296, 33-91298 and 333-56125) on Form S-8 of Bull Run Corporation of our report dated October 11, 1996 with respect to the consolidated balance sheet of Host Communications, Inc. and subsidiaries as of June 30, 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended, which report appears in the December 31, 1998 annual report on Form 10-K of Bull Run Corporation.

Our report refers to a change in the method of accounting for license fee revenues and rights fee expenses.



                                             /s/  KPMG LLP

Cincinnati, Ohio
March 26, 1999